UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For July 2008

Commission File No. 000-53222

China Cablecom Holdings, Ltd.

1 Grand Gateway
1 Hongqian Road
Shanghai, 200030
People’s Republic of China
(86) 21 6207-9731

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☐
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by China Cablecom Holdings Ltd. (the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law. You should carefully consider these factors as well as the additional risk factors outlined in the filings that the Company makes with the U.S. Securities and Exchange Commission, including the Registration Statement on Form S-1 filed on April 18, 2008.

On July 8, 2008, the Company announced its unaudited consolidated financial results for the three months period ended March 31, 2008. A copy of the press release is filed as Exhibit 99.1 hereto.

CHINA CABLECOM LTD.
CONSOLIDATED BALANCE SHEETS

	March 31, 2008	December 31, 2007
ASSETS	(unaudited)
Current Assets:
Cash and cash equivalents	$14,060,106	$12,638,574
Accounts receivable	27,178
Prepaid expenses and advances	1,350,153	668,518
Inventories	1,764,181	766,120
Note receivable	237,500	237,500
Assets to be used by noncontrolling ("minority") interest	1,962,968	1,883,769
Total Current Assets	19,402,086	16,194,481
Property, Plant & Equipments, Net	20,951,099	20,721,845
Construction In Progress	723,599	1,242,289
Intangible assets, net	17,988,221	18,362,729
Other Assets:
Note receivable	237,500	237,500
Deferred financing costs, net	945,077	1,188,020
Deferred shell merger costs, net	1,149,327	971,622
Deemed receivable from noncontrolling ("minority") interest for settlement of certain net liabilities	11,022,373	10,577,656
Total Assets	$72,419,282	$69,496,142
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current portion of long term debt - net of discount	$9,976,238	$9,617,646
Accounts payable	818,328	2,460,843
Service performance obligation-deferred revenue	3,177,836	110,745
Other current liabilities	2,663,724	1,378,135
Note payable - noncontrolling (“minority”)interest	16,565,818	17,218,612

Liabilities to be settled by noncontrolling ("minority") interest	12,985,341	12,461,425
Total Current Liabilities	46,187,285	43,247,406
Long Term Liabilities:
Note payable - noncontrolling (“minority”) interest, net of current portion	18,219,120	17,046,817
Note payable, net of discount and current portion	7,711,633	7,477,822
Total Liabilities	72,118,038	67,772,045

Noncontrolling (“minority”) interest	175,225	21,883
Commitments and contingencies	-	-
STOCKHOLDERS’ EQUITY
Class A convertible preferred stock, $.0005 par value; 1,150,020 authorized shares, 766,680 shares issued and outstanding at March 31, 2008 and December 31, 2007; liquidation preference of $11,500 at March 31, 2008 and December 31, 2007	383	383
Common stock, $.0005 par value; 3,050,020 authorized shares, 1,900,000 shares issued and outstanding at March 31, 2008 and December 31, 2007 respectively	950	950
Additional paid in capital	3,575,737	3,575,737
Statutory reserves	46,269	46,269
Accumulated deficit	(4,255,627)	(2,274,783)
Accumulated other comprehensive income	758,307	353,658
Total stockholders’ equity	126,019	1,702,214
Total liabilities and stockholders’ equity	$72,419,282	$69,496,142

CHINA CABLECOM LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Quarter ended	Year ended
	March 31, 2008	December 31, 2007
	(unaudited)
Revenue	$2,003,766	$1,994,773
Cost of revenue	1,081,972	1,016,766
Gross profit	921,794	978,007
Operating expenses
Selling expenses	-	66,853
General and administrative expenses	1,626,254	1,595,106
Total Operating Expenses	1,626,254	1,661,959
Loss from operations	(704,460)	(683,952)
Other income and (expenses)
Interest income	40,515	66,692
Interest expense	(1,101,077)	(1,473,766)
Other income / (expenses)	65,334	(3,625)
Total other income / (expenses)	(995,228)	(1,410,699)
Loss before income taxes	(1,699,688)	(2,094,651)
Income taxes	(127,814)	(40,202)
Loss from operations before noncontrolling (“minority”) interest	(1,827,502)	(2,134,853)
Noncontrolling (“minority”) interest in income	(153,342)	(20,551)
Net loss	(1,980,844)	(2,155,404)
Other comprehensive income
Foreign currency translation adjustment	404,649	353,658
Net comprehensive loss	$(1,576,195)	$(1,801,746)
Loss per common share:
- Basic and fully diluted	$(1.04)	$(1.13)
Weighted average number of shares
- Basic and fully diluted	1,900,000	1,900,000

Non-GAAP Financial Measures

This Form 6-K contains discussion of the Company's revenues, and projected and pro forma revenues, as well as earnings before interest, taxes, depreciation and amortization (EBITDA) and projected/pro forma EBITDA and EBITDA. Although EBITDA and projected/pro forma EBITDA are not measures of financial condition or performance determined in accordance with Generally Accepted Accounting Principles, the Company uses EBITDA to value businesses it acquires or anticipates acquiring. EBITDA and projected/pro forma EBITDA are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Below is a table reconciling certain non-GAAP financial measures appearing elsewhere herein relating to the Company to the most closely analogous GAAP measures:

	Quarter ended March 31, 2008	Year ended December 31, 2007
Net comprehensive income	$(1,576,195)	$(1,801,746)
Amortization	617,451	649,487
Depreciation	578,335	333,107
Interest income	(40,515)	(66,692)
Interest & finance	1,101,077	1,473,766
Income tax	76,688	24,121
Non-GAAP income (EBITDA)	$756,841	$612,043

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated July 8, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Cablecom Holdings, Ltd

By:	/s/ Colin Sung
Name: Colin Sung
Title: Chief Financial Officer and President

Dated: July 10, 2008